HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 68139.001006

September 20, 2013

VIA EDGAR

Mr. Duc Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-34569

Dear Mr. Dang:

As counsel to Ellington Financial LLC, a Delaware limited liability company (including its subsidiaries, the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated September 10, 2013.

For convenience of reference, the Staff comments contained in your September 10, 2013 comment letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Mr. Duc Dang

United States Securities and Exchange Commission

September 20, 2013

Item 1A. Risk Factors, page 17

“We use leverage in executing our business strategy …,” page 25

1.	We note your disclosure on page 109 of your counterparty risk. In future Exchange Act periodic filings and to the extent applicable, please name any repurchase agreement lenders holding excess collateral in excess of 5% of stockholder’s equity in your risk factor related to repurchase agreements.

RESPONSE: In future filings and to the extent applicable, the Company will name any repurchase agreement lenders holding excess collateral in excess of 5% of stockholder’s equity.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 47

2.	Please tell us if you are able to disclose the spread between the yield on assets and the cost of funds for such assets, reflecting the impact of swaps. If material in future periods, please discuss any material trends in the spread to the extent they are driven by management’s decisions.

RESPONSE: The Company is able to disclose the spread between the yield on assets and the cost of funds for such assets, reflecting the impact of swaps. In future periods, the Company will disclose these amounts and discuss any material trends in the spread to the extent they are driven by management’s decisions.

Liquidity and Capital Resources, page 65

3.	In future Exchange Act periodic filings, please disclose the period end weighted average haircut for your repurchase agreements and discuss any material trends in haircuts or tell us why such disclosure is not material.

RESPONSE: In future filings, the Company will disclose the period end weighted average haircut for repurchase agreements and discuss any material trends in haircuts.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Duc Dang

United States Securities and Exchange Commission

September 20, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

Enclosures

cc:	Laurence E. Penn

Lisa Mumford

Daniel Margolis

Sara Walden Brown

Ellington Financial LLC

Christopher C. Green

Hunton & Williams LLP